Exhibit 1.01 to Form SD

Conflict Minerals Report

(1)	Introduction

Teradyne, Inc. (“Teradyne” or the “Company”) has determined that gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (“Conflict Minerals”), are necessary to the functionality or production of products manufactured or contracted to be manufactured by Teradyne.

We conducted a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals in our products which was designed to determine whether any of the Conflict Minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from recycled or scrap sources. Based on our RCOI, we know or have reason to believe that some of the Conflict Minerals in our products originated in the Covered Countries and are not from recycled or scrap sources. Accordingly, we engaged in due diligence on the source and chain of custody of the Conflict Minerals in our products that originated or may have originated from the Covered Countries and are filing this Conflict Minerals Report describing our RCOI and due diligence efforts in accordance with Rule 13p-1 and Form SD under the Securities Exchange Act of 1934.

This Conflict Minerals Report covers the reporting period January 1 to December 31, 2017.

(2)	Product Description

Teradyne is a global supplier of automation equipment for test and industrial applications. We design, develop, manufacture and sell (a) automatic test systems used to test semiconductors, wireless products, storage devices and circuit boards in the consumer electronics, wireless, automotive, industrial, computing, communications and aerospace and defense industries, and (b) industrial automation products used by global manufacturing and light industrial customers to improve quality and increase manufacturing efficiency. Our automatic test equipment products include:

•	Semiconductor test systems;

•	Wireless test systems;

•	Military/aerospace test instrumentation and systems;

•	Storage test systems; and

•	Circuit board test and inspection systems.

Our industrial automation products include collaborative robots from Universal Robots, a Danish company we acquired in June 2015.

Our products contain electronic and mechanical components that are provided by a wide range of suppliers. We use contract manufacturers to manufacture most of our products. The contract manufacturers typically obtain components and other materials used in the manufacturing from suppliers designated by us. As a result, we rely on our suppliers and contract manufacturers to provide us with information regarding the materials in the components supplied by them and used in the manufacturing of our products.

We are several steps removed from the mining and processing of the Conflict Minerals used in the components for our products. We do not purchase raw ore or unrefined Conflict Minerals. We do not interface directly with the smelters and refiners who provide the Conflict Minerals used in these components. We do not ourselves possess the information to determine the location of the mines or provide a description of the processing facilities for the Conflict Minerals. As a result, we rely on our suppliers to assist with our RCOI and due diligence efforts, including the identification of smelters and refiners for the Conflict Minerals in components they supply to us.

Our due diligence process, accordingly, focused on our suppliers, who were asked to provide us with information regarding the country of origin, mines and smelters or refiners of the Conflict Minerals in their components. Some suppliers did not respond to our inquiry. Some suppliers were unable to provide information regarding the smelters or refiners of the Conflict Minerals in their components. Other suppliers identified certain of the smelters and refiners they used, but the suppliers provided company-wide, aggregate smelter information across all of their products, rather than specific information regarding the smelters or refiners of the Conflict Minerals in the specific components used in our products. As a result, we are not able at this time to identify the smelters or refiners of the Conflict Minerals in the particular components used in our products. We will continue to seek information from our supply chain regarding the smelter facilities used to process the Conflict Minerals in our suppliers’ components used in our products.

(3)	Due Diligence Design

We designed our due diligence to conform, in all material respects, with the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition 2013) (“OECD Framework”), a nationally and internationally recognized due diligence framework. The OECD Framework utilizes a five-step process for due diligence.

(4)	Due Diligence Measures Performed

For the reporting period January 1 to December 31, 2017, we performed the due diligence measures described in this Section 4:

(i)	Establish strong company management systems

We established a Conflict Minerals Policy and posted the policy externally on the Corporate Governance/Code of Conduct and Corporate Social Responsibility page on our publicly available website at www.teradyne.com/about-teradyne/corporate-social-responsibility

We assembled an internal team of professionals, including from our audit, legal and supply chain management teams, to develop a Conflict Minerals program to implement our policy, conduct due diligence and report to senior management.

We adopted the Electronics Industry Citizenship Coalition (“EICC”) Code of Conduct and became members of the Conflict Free Sourcing Initiative (“CFSI”) (Member Code: TERA). Additionally, we have contractual obligations in our standard purchase terms and conditions and in our standard Master Supply Agreement requiring our suppliers to adhere to the responsible sourcing of minerals section of the Code of Conduct of the EICC.

We have attended industry training, including attending webinars and seminars, and have consulted with public accounting firms who have established practice groups covering Conflict Minerals compliance. We have conducted training within our supply chain management organization on our Conflict Minerals Policy in the form of presenting the issue to the Senior Director of Global Supply and his staff and including them in the conflict minerals reporting process. Further, we have educated our suppliers on conflict free sourcing by including information on conflict free sourcing in our requests for information.

We have a confidential hotline (1-866-388-1288) available for reporting suspected violations of Teradyne’s Code of Conduct. This hotline is available for reporting suspected violations of Teradyne’s Supplier Code of Conduct and for grievances relating to our Conflict Minerals Policy, our Conflict Minerals program or this Conflict Minerals Report. We also have established a dedicated e-mail box (conflict.minerals@teradyne.com) for questions regarding our Conflict Minerals program.

(ii)	Identify and assess risk in the supply chain

In order to identify and assess risk in our supply chain, we conducted a supply-chain survey with all direct suppliers using the Conflict Minerals Reporting Template from CFSI. We asked suppliers to determine if Conflict Minerals were necessary to the functionality of their products provided to Teradyne and, if yes, to provide information regarding the smelters/refiners for the Conflict Minerals included in those products. We sent surveys to 1205 direct suppliers.

We reviewed the supplier responses for completeness and consistency based on our internally defined review criteria and followed up with suppliers to obtain additional information or clarification. We prioritized our efforts based on the amount of spending with a supplier. We received responses from 517 suppliers representing forty-four percent (44%) of the suppliers to whom we sent surveys and approximately ninety-one percent (91%) of our annual spending.

We asked all suppliers who indicated they use Conflict Minerals in their products to provide a list of their smelters/refiners. The responses provided aggregate information across all of their products, rather than specific information regarding the smelters or refiners of the Conflict Minerals in the specific components used in our products. As a result, we are not able at this time to identify the smelters or refiners of the Conflict Minerals in the particular components used in our products.

From the suppliers’ responses, we attempted to identify the smelters/refiners used in our suppliers’ supply chain. We compared the names of smelters/refiners identified by our suppliers against the Standard Smelter List maintained by CFSI. In many cases, we were unable to match the names provided with the names in the list and could not otherwise verify whether many named smelters/refiners were active businesses with smelting/refining operations. Through this process, we identified unique smelters/refiners used by the responding suppliers that were on CFSI’s Standard Smelter List.

We then compared the unique smelters/refiners identified from suppliers’ responses against the Conflict Free Smelter List established by the CFSI Conflict Free Smelter Program to determine whether our suppliers are using certified smelters/refiners. We have not independently investigated the smelters/refiners identified by our suppliers, but are relying on the CFSI who is taking action to address responsible material sourcing through the Conflict Free Smelter Program.

(iii)	Design and implement a strategy to respond to identified risks

Through our due diligence process, we have identified a risk associated with our supply chain that some of the Conflict Minerals used in our products originate from the Covered Countries and are not sourced from smelters/refiners on CFSI’s Conflict Free Smelter List. We designed and implemented a strategy to mitigate these identified risks, as discussed above, even though we have not identified any known instances where the Conflict Minerals used in our products directly or indirectly financed or benefit armed groups in the Covered Countries.

The internal team responsible for our Conflict Minerals program has reported to senior management the results of the Company’s reasonable country of origin inquiry and due diligence process for 2017 and the strategy to respond to the risks associated with our supply chain regarding the Conflict Minerals used in our products. Senior management of the Company has reported to the Board of Directors on our Conflict Minerals program including the Company’s reasonable country of origin inquiry and due diligence process as well as the risks associated with our supply chain regarding the Conflict Minerals used in our products.

(iv)	Carry out independent third party audits of supply chain due diligence practices

We rely on the CFSI Conflict Free Smelter Program to validate smelters/refiners as conflict free. We rely upon industry certifications such as through the CFSI Conflict Free Smelter Program before concluding that a smelter or refiner is conflict free. This program is continuing to add smelters/refiners to its Conflict Free Smelter List. We have joined CFSI to support industry-wide efforts toward conflict free sourcing.

(v)	Report on supply chain due diligence

We report annually on supply chain due diligence in compliance with SEC regulations by filing a Form SD and, if applicable, a Conflict Minerals Report.

(5)	Results of Due Diligence

For the reporting period January 1 to December 31, 2017, following our reasonable country of origin inquiry and our due diligence process, we have reason to believe that a portion of the Conflict Minerals used in our products originated from the Covered Countries, but we have not identified any instances in which the sourcing of Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries. Many of our suppliers did not respond to our survey and the information provided by the responding suppliers was often incomplete or unverifiable. Accordingly, we were unable to verify with certainty the source of all of the Conflict Minerals in our products.

Based on our analysis of our supplier responses, we have determined the following:

•	Source of Conflict Minerals—Forty-Seven percent (47%) of the suppliers who responded to our survey indicated they had reason to believe Conflict Minerals in their products originated in the Covered Countries and two percent (2%) were unable to provide the origin of the Conflict Minerals in their products; and

•	Smelters/Refiners - Eighty-three percent (83%) of the responding suppliers listed smelters/refiners in their responses, and fourteen percent (14%) of the responding suppliers stated that no conflict minerals were in their products supplied to us and therefore did not include any smelter information. We identified 242 unique smelters/refiners that were on CFSI’s Standard Smelter List, compared to 264 from our 2016 supplier survey. One-hundred and eighty-one (181) of these smelters/refiners were listed on the Conflict Free Smelter List as compliant, compared to 196 from our 2016 supplier survey. Our suppliers also listed smelters/refiners in their responses that we were unable to verify were active businesses with smelting/refining operations.

As a downstream purchaser of components that contain Conflict Minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. Our due diligence processes are based necessarily on requesting information from our direct suppliers who in turn seek information within their supply chains. We also rely on information collected and provided by an independent third party audit program, particularly with respect to the Conflict Free Smelter List. Such sources may yield inaccurate or incomplete information. In 2017, we received more complete information from our suppliers than in prior years.

For the 2017 reporting period, we are not declaring any of our products as DRC Conflict Free and, accordingly, are not required to obtain an independent private sector audit of this Conflict Minerals Report.

(6)	Due Diligence Improvements and Risk Mitigation Steps

We have taken and will continue to take steps to improve our due diligence process and results and to mitigate the risk that the Conflict Minerals in our products directly or indirectly benefit or finance armed groups in the Covered Countries. In particular, we will:

•	obtain responses from more of our suppliers;

•	improve our supplier data and add new suppliers to our survey;

•	seek to obtain more complete and detailed responses from our suppliers regarding the specific smelter facilities used to process the Conflict Minerals in the specific supplier components used in our products and which of those facilities source Conflict Minerals from the Covered Countries;

•	maintain and update our database of the smelters/refiners used by our suppliers; and

•	take advantage of the expanded Conflict Free Smelter Program and Conflict Free Smelter List to confirm that our suppliers’ smelters are Conflict Free.

In addition, we will continue to:

•	require our suppliers to implement policies to reasonably assure that the Conflict Minerals in the products they supply to us do not directly or indirectly finance or benefit armed groups in the Covered Countries;

•	require our suppliers to exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to Teradyne;

•	adopt procedures when adding new suppliers to our supply chain regarding their compliance with conflict free sourcing;

•	train new and existing suppliers as necessary regarding our Conflict Minerals Policy and program; and

•	encourage suppliers to source from smelters on the Conflict Free Smelter List.

Finally, we will continue to monitor and comply with guidance from the SEC and to seek to meet or exceed best practices in the electronics industry regarding conflict free sourcing. In this regard, we expect to benefit from our membership in the Conflict Free Sourcing Initiative and to support industry-wide efforts toward conflict free sourcing.

This Conflict Minerals Report contains forward looking statements relating to actions that we may take in the future. Such statements are based on the current expectations of our management and are neither promises nor guarantees of future performance of the actions. The forward-looking statements represent management’s expectations as of the date of this report. Subsequent events and developments may cause management’s views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Teradyne’s views as of any date subsequent to the date of this report.